Sanofi-aventis and Wellstat Therapeutics

enter into an Exclusive Worldwide

Licensing Agreement for novel oral agent

to treat Type II Diabetes

Paris, France – October 21, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Wellstat Therapeutics Corporation announced today a global licensing agreement on PN2034, a novel oral first-in-class, insulin sensitizer, for the treatment of Type II Diabetes. As a sensitizer, PN2034 is expected to normalize and therefore enhance insulin action in the liver of diabetic patients. The compound is currently in Phase II clinical testing.

Under this agreement, sanofi-aventis will receive an exclusive worldwide license to develop, manufacture and commercialize PN2034 and related compounds.

“With over 80 years experience in the research, development and commercialisation of effective diabetes treatments, we are very excited about the possibility to explore a new avenue in the treatment of Diabetes”, declared Marc Cluzel, Executive Vice-President R&D, sanofi-aventis. “Having been at the forefront of innovation in Diabetes in particular with Lantus® which has become the world’s leading insulin, PN2034 will allow us to complement our Diabetes portfolio with an innovative insulin sensitizer for oral therapy”.

Under the terms of the agreement, Wellstat Therapeutics will receive an upfront cash payment for the development, manufacturing and commercialization rights, and is eligible for development and regulatory milestone payments. The total of all those payments could reach $350 million. Wellstat Therapeutics will also receive royalties on the worldwide product sales and performance based sales milestones.

The license agreement is subject to antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

About Diabetes Mellitus

Diabetes is a chronic, widespread condition in which the body does not produce or properly use insulin, the hormone needed to transport glucose (sugar) from the blood into the cells of the body for energy. More than 230 million people worldwide are living with the disease and this number is expected to rise to a staggering 350 million within 20 years. It is estimated that nearly 24 million Americans have diabetes, including an estimated 5.7 million who remain undiagnosed. At the same time, about 40 percent of those diagnosed are not achieving the blood sugar control target of HbA1c <7 percent recommended by the ADA. The HbA1c test measures average blood glucose levels over the past two- to three-month period.

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About Wellstat Therapeutics

Wellstat Therapeutics is a privately-held biopharmaceutical company located in Gaithersburg, Maryland. Wellstat Therapeutics is committed to discovering, developing and commercializing products that will provide new and improved treatments for patients in the fields of oncology, metabolic, neurometabolic and neurodegenerative diseases. Wellstat Therapeutics is part of the Wellstat Group of Companies. For more information, please visit the company’s website at http://www.wellstat.com.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofiaventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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